EXHIBIT 21

SUBSIDIARIES OF CBRE GROUP, INC.

At December 31, 2012

NAME	State (or Country) of Incorporation
CBRE Services, Inc.	Delaware
CBRE, Inc.	Delaware
Trammell Crow Company, LLC	Delaware
CBRE Global Investors, LLC	Delaware
CBRE Capital Markets, Inc.	Texas
CBRE Capital Markets of Texas, LP	Texas
CBRE Limited	United Kingdom
CBRE Global Holdings SARL	Luxembourg